Exhibit 99.1

Advantage Commences Odd-Lot Share Repurchase Program

(TSX: AAV, NYSE: AAV)

CALGARY, March 21, 2018 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage") is commencing an odd-lot share repurchase program (the "Odd Lot Program") pursuant to which it will offer to buy back common shares from registered and beneficial shareholders of Advantage who own 99 or fewer common shares ("Odd Lot Holders"). The Odd Lot Program affords Odd Lot Holders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. Advantage will purchase up to a maximum of Cdn. $4 million of its common shares under the Odd Lot Program (the "Maximum").

The Odd Lot Program will begin on March 27, 2018 and will expire once the Maximum is met or at the close of business on May 8, 2018 (the "Period"), unless otherwise extended. Advantage may extend the Period for up to an additional six weeks and may increase the Maximum at its sole discretion.

Under the Odd Lot Program, Advantage will pay tendering Odd Lot Holders the following:

a.	Canadian Odd Lot Holders will receive a price per common share equal to the five day volume weighted average price ("5 day VWAP") of the common shares on the Toronto Stock Exchange for the week (i.e., calculated on the Friday) immediately prior to the week in which the Odd Lot Holder tenders their common shares; and
b.	United States Odd Lot Holders will receive a price per common share equal to the 5 day VWAP of the common shares on the New York Stock Exchange for the week (i.e., calculated on the Friday) immediately prior to the week in which the Odd Lot Holder tenders their common shares.

Advantage believes that the Odd Lot Program will be beneficial to Odd Lot Holders as it is a voluntary program allowing tendering Odd Lot Holders to dispose of their common shares without incurring prohibitive brokerage and other fees. Further, if the Odd Lot Program is successful in significantly reducing the number of Odd Lot Holders, Advantage believes that both Advantage and its securityholders will benefit from the cost-savings respecting annual mailings and other securityholder communications as a result of a reduced number of shareholders.

The Odd Lot Program will be open to Odd Lot Holders of record as of March 20, 2018. Information about the Odd Lot Program and participation documents will be mailed to those Odd Lot Holders. Advantage has retained Computershare Investor Services Inc. ("Computershare") to manage the Odd Lot Program. Questions regarding the Odd Lot Program should be directed to Computershare toll free at 1-800-564-6253.

As of March 20, 2018, approximately 0.1% of the common shares are held by Odd Lot Holders. Any common shares purchased by Advantage under the Odd Lot Program will be cancelled.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. Advantage is not making any recommendation as it relates to holding or selling common shares, and is not making any representation as to the price which may be realized on the sale of common shares under the Odd Lot Program. Eligible Odd Lot Holders may wish to obtain advice from their broker or financial advisor as to the advisability of participating. The tax consequences for each Odd Lot Holder in the Odd Lot Program may vary. Advantage and Computershare make no representations with respect to the tax consequences for a particular Odd Lot Holder. It is recommended that each Odd Lot Holder consult their personal tax advisor as to the consequences to them of a sale under the Odd Lot Program. Participation in the Odd Lot Program is voluntary.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's conduct of the Odd Lot Program, Advantage's beliefs regarding the benefits of the Odd Lot Program and the details of the Odd Lot Program. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; risk that a significant number of Odd Lot Holders do not tender to the Odd Lot Program; failure of Advantage to achieve the perceived benefits of the Odd Lot Program; and changes in tax laws. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are cautioned that the foregoing lists of factors is not exhaustive.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; timing and amount of capital expenditures; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; and current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/March2018/21/c1024.html

%CIK: 0001468079

For further information: Investor Relations: Toll free: 1-866-393-0393, ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 11:31e 21-MAR-18